Exhibit 99.2

August 21, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) – Immediate Report Regarding Gazit-Globe Conference Call Presentation

for Q1 2012 Financial Results

Below please find a presentation which will be presented at the analysts’ conference call scheduled for today at 17:00 (Israel time), following the publication of the Company’s financial reports as of June 30, 2012 (the “Financial Reports”).

Pages 4, 5, 6, 7, 8, 9, 13, 14, 15, 18 contain information which is not included in the Financial Reports. In addition, the information included in the presentation may be presented in a different manner than it is presented in the Financial Reports, including the information provided in page 16 of the presentation which is not presented in the same manner in the Financial Reports, but can be extracted from the data included in the Financial Reports.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

August 21, 2012 | Gazit-Globe Conference Call Presentation | Q2 2012 Financial Results A GLOBAL REAL ESTATE PLATFORM LOCATION LOCATION LOCATION
Disclaimer 2 This presentation may include forward-looking statements, including forecasts, evaluations, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance. Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Annual Report on Form 20F and in other information we file and furnish with the Israel Securities Authority and the Securities and Exchange Commission, including under the heading "Risk Factors." All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation. The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd. LOCATION LOCATION LOCATION
Roni Soffer President 3 LOCATION LOCATION LOCATION
Listed on the Tel-Aviv Stock Exchange (TASE: GLOB) & New York Stock Exchange (NYSE: GZT) Focused on supermarket-anchored shopping centers NIS 72.4 billion in assets under management, over 600 properties Approximately NIS 6.8 billion in annual rent, more than NIS 18 million per day 6.7 million sqm of GLA, approximately 15,000 lease agreements Approximately NIS 260 million in annual dividend, NIS 1.60 per share Domestic Credit Rating: Aa3 Stable (Midroog, Moody's subsidiary), ilA+ Stable (S&P Maalot) A Global Real Estate Platform 4 LOCATION LOCATION LOCATION
3 months ended June 30 3 months ended June 30 3 months ended June 30 % change (2011 (* 2012 (NIS millions) 11% 1,146 1,268 Property rental income 11% 780 865 NOI 45% 95 138 FFO 38% 0.61 0.84 FFO per diluted share (NIS) - 154.7 165.1 Number of shares fully diluted (millions) - 281 288 Net income attributable to equity holders of the company Financial Highlights 5 (*) Retroactively adjusted due to the implementation of new IFRS standards LOCATION LOCATION LOCATION
+11% Consistent Growth Rental Revenues (NIS millions) +11% NOI (NIS millions) Increase in FFO and FFO Per Share Strong Growth in Operational Parameters (*) FFO Per Share (NIS) FFO (NIS millions) 6 +38% +45% LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new IFRS standards
(*) Excluding foreign exchange fluctuation 7 Strong tenants mix - Supermarkets, Necessity-Driven Retailers and Other High Quality Tenants 1-6/2012 Same Property NOI Growth(*) Resilient Assets with Stable Occupancy Organic Growth - Global Diversification 7 LOCATION LOCATION LOCATION
4-6/2012 External Growth - Investment Activity, NIS 2.85 billion (NIS million) Total Investments Total Investments (NIS million) 4-6/2012 1-6/2012 New properties acquisition 693 989 Development & redevelopment 1,143 1,862 Total 1,836 2,851 Dispositions and recycle of capital 554 937 8 1-6/2012 LOCATION LOCATION LOCATION
Consistent Growth in Value Per Share EPRA NAV (*) and Equity Per Share 9 From 2010 to Q2/2012 the dividends paid by the Company totaled NIS 585 million, NIS 3.8 per share EPRA NAV Per Share CAGR +28.5% Equity Per Share CAGR +15.3% LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new IFRS standards
Gadi Cunia Senior Executive VP & Chief Financial Officer 10 LOCATION LOCATION LOCATION
3 months ended June 30 3 months ended June 30 3 months ended June 30 % change 2011 (*) 2012 (in NIS million except per share data) 11% 1,146 1,268 Property rental income 11% 780 865 NOI - 68.1% 68.2% NOI margin 45% 95 138 FFO 38% 0.61 0.84 FFO per diluted share (NIS) - 543 718 Fair value gain on investment property - (20) 283 Cash flow from operating activities - 281 288 Net income attributable to the Company - 1.80 1.70 Net income attributable to the Company per diluted share (NIS) Q2/2012 Highlights 11 LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new IFRS standards
6 months ended June 30 6 months ended June 30 6 months ended June 30 % change 2011 * 2012 (in NIS million except per share data) 10% 2,289 2,527 Property rental income 11% 1,534 1,705 NOI - 67.0% 67.5% NOI margin 48% 184 272 FFO 39% 1.19 1.65 FFO per diluted share (NIS) - 614 1,031 Fair value gain on investment property - 290 395 Cash flow from operating activities - 267 546 Net income attributable to the Company - 1.71 3.24 Net income attributable to the Company per diluted share (NIS) H1/2012 Highlights 12 LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new IFRS standards
NOI Diversification Across Leading Economies (*) Based on proportional consolidated NOI for the three months ended June 30, 2012 NOI Diversification (*) 13 LOCATION LOCATION LOCATION
Foreign Exchange Adjustments % change excluding FX fluctuation 3 months ended June 30 3 months ended June 30 % change excluding FX fluctuation 2011 (*) 2012 % change excluding FX fluctuation (NIS million ) (NIS million ) 5% 1,146 1,203 Property rental income 5% 780 820 NOI 12% 459 516 Proportional consolidated NOI The average exchange rates of the US Dollar and the Canadian Dollar have strengthened against the NIS during the second quarter of 2012 compared to the same quarter last year by approximately 11.1% and 6.4% respectively. The Euro has weakened against the NIS by approximately 1.0%. Below are the main operational figures based on the same average exchange rates for the second quarter 2011: 14 LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new IFRS standards
Change in fair value pre-tax Consolidated (NIS million) Change in fair value pre-tax Consolidated (NIS million) Q2/2011 (*) Q2/2012 578 412 (17) 245 (4) 33 (23) (1) 9 29 543 718 15 Q2/2012 Fair Value of Investment Property LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new IFRS standards
Balance Sheet Highlights As of June 30 As of June 30 2011 (*) 2012 (in NIS million except per share data) 57,459 68,465 Total Assets 48,222 57,779 Investment Properties 35,371 40,184 Interest Bearing Liabilities 17,095 21,030 Total Equity 6,253 7,906 Shareholder's Equity 40.5 48.0 Shareholder's Equity Per Share 42.5 56.2 EPRA NAV per share 60.6% 57.5% Net Debt to Total Assets 16 LOCATION LOCATION LOCATION (*) Retroactively adjusted due to the implementation of new IFRS standards
Currency Diversification Lowers FX Risk Assets Currency Matching Policy 17 Shareholders' Equity LOCATION LOCATION LOCATION
The Group has liquid assets available and undrawn lines of credit in the amount of NIS 8.5 billion (of which approximately NIS 2.1 billion is on the Company level) As of June 30, 2012, net debt to total assets (LTV) was 57.5%, as compared to 60.6% as of June 30, 2011 and 58.0% as of December 31, 2011 During the quarter the Company announced a private placement of Debentures (Series J) for immediate consideration of approximately NIS 175 million with Options to purchase Debentures (Series K). Options to purchase Debentures (Series K) were exercised for an additional consideration of NIS 60 million In June 2012, the Company announced the extension of an existing US$200 million line of credit with a maturity date of July 15, 2017 Subsequent to June 30, 2012, the Company sold all Citycon's convertible debentures it held (Euro 42 million par value) of which Citycon purchased back from the Company Euro 20 million par value Liquidity and Financial Strength 18 LOCATION LOCATION LOCATION
Dividend Per Share (NIS) CAGR 11.5% Consistent & Growing Dividends for Over a Decade 19 A quarterly dividend of NIS 0.40 per share will be paid on October 11, 2012. The dividend policy for 2012 is a minimum quarterly dividend payment of NIS 0.40 per share (NIS 1.60 per share annualized) LOCATION LOCATION LOCATION